Exhibit 99.2

Execution Version

FIRST AMENDING AGREEMENT TO FOURTH AMENDED AND
RESTATED CREDIT AGREEMENT AND CONSENT
THIS AGREEMENT dated as of the 27th day of January, 2016.

BETWEEN:
THE BANK OF NOVA SCOTIA, a Canadian chartered bank
(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

DENISON MINES INC., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the borrower, “DMI”)

- and -

DENISON MINES CORP., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the guarantor, “DMC” and, together with DMI, the “Obligors”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Obligors, the Lenders and the Administrative Agent entered into a fourth amended and restated credit agreement dated as of January 30, 2015, (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to, inter alia, amend a certain provision of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms.  All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENT TO CREDIT AGREEMENT

2.1 General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Maturity Date. The definition of “Maturity Date” is hereby amended by deleting the reference therein to “January 31, 2016” and replacing it with “January 31, 2017”.

2.3 Unrestricted Cash. The definition of “Unrestricted Cash” is hereby deleted in its entirety and replaced with the following:

““Unrestricted Cash” means, at any particular time and without duplication, an aggregate amount equal to all Cash and Cash Equivalents of the Obligors (i) which is not subject to any Lien (other than a Lien granted pursuant to a Security Document) or restriction and (ii) which is credited to deposit accounts situated in Canada with, at all times up to and including May 30, 2016, The Bank of Nova Scotia or any Subsidiary thereof and at all times thereafter, The Bank of Nova Scotia (and not, for the avoidance of doubt, credited to deposit accounts of The Bank of Nova Scotia’s Subsidiary, Scotia Capital Inc. (or any division thereof, including, without limitation, Scotia McLeod)).”

2.4 Schedule G. Schedule G to the Credit Agreement is hereby amended by deleting the reference therein to “11,270,000” and replacing it with “11,582,500”.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent. This agreement shall not become effective until the Administrative Agent, for and on behalf of the Lenders, has received from the Obligors (i) a non-refundable extension fee in the amount of $25,000, (ii) an officer certificate of a senior officer of each Obligor together with a certified true copy of a resolution of the board of directors of each Obligor authorizing the execution, delivery and performance of this agreement by the applicable Obligor, (iii) a legal opinion of in-house counsel to the Obligors addressed to the Administrative Agent and the Lenders relating to the status and capacity of each Obligor and the due authorization, execution and delivery of this agreement and such other matters as the Administrative Agent may reasonably request and (iv) except as delivered under the Existing Credit Agreement, share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law.

ARTICLE 4
MISCELLANEOUS

4.1 No Default. The Obligors represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

4.2 Future References to the Credit Agreement. On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.3 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.4 Enurement. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.5 Further Assurances. The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.6 Counterparts. This agreement may be executed and delivered in one or more original, emailed (in ..pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.7 Confirmation of Security. Each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

4.8 Consent. DMC has requested that the Lenders (i) consent to DMI’s entering into, and consummating, contractual arrangements to flow-through DMI’s toll milling revenue to a third party, to which revenue DMI has a right under the disposition of DMI’s revenue rights in the First Amended and Restated JEB Mill Toll Milling Agreement with the effective date of November 30, 2011 entered into among the McClean Lake Joint Venture, comprised of AREVA Resources Canada Inc., Denison Mines Inc. and OURD (Canada) Co., Ltd, and the Cigar Lake Joint Venture, comprised of Cameco Corporation, AREVA Resources Canada Inc., Idemitsu Canada Resources Ltd. and Tepco Resources Inc., such agreement constituting a McClean Material Contract (the “Proposed Disposition”) and (ii) to confirm that as consideration for such consent, the Lenders shall not require DMI to use the proceeds of the Proposed Disposition to cash collateralize its contingent liability to the Issuing Lender for Letters currently issued under the Credit Facility.  Pursuant to Section 11.3(d) of the Credit Agreement, the Proposed Disposition is, absent the written consent of the Majority Lenders, a prohibited transaction.  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Lenders hereby (i) consent to the Proposed Disposition and (ii) confirm that the Lenders shall not require DMI to use the proceeds of the Proposed Disposition to cash collateralize its contingent liability to the Issuing Lender for Letters currently issued under the Credit Facility.  The consent herein provided relates solely to the Proposed Disposition and shall not be interpreted or construed as consenting to or waiving any other provision matter contemplated by the Finance Documents.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Denison Mines Inc. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES INC.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: Gabriel McDonald Title: VP Finance & CFO “Signed”
Name: Dunia El-Jawhari Title: Corporate Secretary

Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES CORP.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: Gabriel McDonald Title: VP Finance & CFO “Signed”
Name: Dunia El-Jawhari Title: Corporate Secretary
First Amending Agreement

The Bank of Nova ScotiaCorporate Banking – Loan Syndications40 King St. West – 55th FloorToronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By:	“Signed”
Telefax: (416) 866-2009		Name: Michael Eddy Title: MD

	By:	“Signed”
Name: Stephen MacNeil
Title: Associate Director

The Bank of Nova ScotiaCorporate Banking – Global Mining Scotia Plaza, 62nd Floor 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5W 2X6	By:	“Signed”
Name: Michael Eddy
Attention: Managing Director		Title: MD
Telefax: (416) 866-2009	By:	“Signed”
Name: Stephen MacNeil
Title: Associate Director

First Amending Agreement